File No. 83-1

Regulation IA

Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the “Bank”)

In respect of the Bank’s

Series No. 882

U.S.$2,000,000,000 4.50 percent Notes due September 13, 2033

Filed pursuant to Rule 3 of Regulation IA

Dated: September 13, 2023

File No. 83-1

Regulation IA

Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of U.S.$2,000,000,000 4.50 percent Notes due September 13, 2033, Series No. 882 (the “Notes”) under the Bank’s Global Debt Program. The Notes are being issued pursuant to: the Prospectus dated July 28, 2020 (the “Prospectus”) and the Standard Provisions dated June 1, 2021 (both previously filed); and the Terms Agreement dated September 11, 2023 (the “Terms Agreement”) and the Pricing Supplement dated September 11, 2023 (the “Pricing Supplement”) (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1.  Description of Securities

  See cover page and pages 14 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2.  Distribution of Securities

  See pages 54 through 57 of the Prospectus; and the attached Terms Agreement.

Item 3.  Distribution Spread

Price to the Public	Selling Discounts and Commission[1]		Proceeds to the Bank
Per
Note: 99.944%		0.175%		99.769%
Total: U.S.$1,998,880,000.00	U.S.$	3,500,000.00	U.S.$	1,995,380,000.00

Item 4.   Discounts and Commissions to Sub-Underwriters and Dealers

  See Item 3 above.

Item 5.   Other Expenses of Distribution

  Not applicable.

Item 6.   Application of Proceeds

  See page 5 of the Prospectus.

Item 7.   Exhibits

(A)	Opinion of the Acting Chief Counsel (Corporate Legal Affairs Division) of the Bank as to the legality of the obligations, dated March 10, 2023
(B)	Pricing Supplement
(C)	Terms Agreement

[1]	The Bank has agreed to indemnify the Underwriters against certain liabilities.

Exhibit A

March 10, 2023

To the Dealers appointed

from time to time pursuant to a

Terms Agreement or Appointment Agreement

under the Global Debt Program of the

Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the “Bank”) to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the “Program”), and to authorize the issue and sale of Notes thereunder (the “Notes”) with reference to a Prospectus dated July 28, 2020 (as supplemented and amended from time to time, the “Prospectus”). In connection with such proceedings, I have examined, among other documents, the following:

1)	The Agreement Establishing the Inter-American Development Bank (the “Bank Agreement”) and the By-Laws of the Bank;

2)	The Global Borrowing Authorization, Resolution DE-5/16, authorizing the issuance and sale of the Notes;

3)	The Prospectus;

4)	The Standard Provisions, dated as of June 1, 2021 (the “Standard Provisions”);

5)	The Amended and Restated Global Agency Agreement, dated as of July 28, 2020, between the Bank and Citibank, N.A., London Branch (the “Global Agency Agreement”); and

6)	The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the “FRBNY Fiscal Agency Agreement”).

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a)	The Bank is an international organization duly established and existing under the Bank Agreement;

b)	The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c)

The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d)	Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e)

Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f)

Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on the date hereof in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel (Corporate Legal Affairs Division) of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,

/s/ Alessandro Macrì

Alessandro Macrì
Chief Counsel
Corporate Legal Affairs Division

Exhibit B

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No.: 882

U.S.$2,000,000,000 4.500 percent Notes due September 13, 2033 (the “Notes”)

Issue Price: 99.944 percent

Application has been made for the Notes to be admitted to the

Official List of the Financial Conduct Authority and

to trading on the London Stock Exchange plc’s

UK Regulated Market

Citigroup

RBC Capital Markets

TD Securities

Wells Fargo Securities

Barclays

BNP PARIBAS

BofA Securities

Deutsche Bank

HSBC

J.P. Morgan

Morgan Stanley

NatWest Markets

Nomura

Scotiabank

The date of this Pricing Supplement is September 11, 2023.

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 882

U.S.$2,000,000,000 4.500 percent Notes due September 13, 2033

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the “Conditions”) set forth in the Prospectus dated July 28, 2020 (the “Prospectus”) (which for the avoidance of doubt does not constitute a prospectus for the purposes of Part VI of the United Kingdom (“UK”) Financial Services and Markets Act 2000 or a base prospectus for the purposes of Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”) or the Prospectus Regulation as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”)). This Pricing Supplement must be read in conjunction with the Prospectus. This document is issued to give details of an issue by the Inter-American Development Bank (the “Bank”) under its Global Debt Program and to provide information supplemental to the Prospectus. Complete information in respect of the Bank and this offer of the Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus.

UK MiFIR product governance / Retail investors, professional investors and ECPs target market – See “General Information—Additional Information Regarding the Notes—Matters relating to UK MiFIR” below.

Terms and Conditions

The following items under this heading “Terms and Conditions” are the particular terms which relate to the issue the subject of this Pricing Supplement. Together with the applicable Conditions (as defined above), which are expressly incorporated hereto, these are the only terms that form part of the form of Notes for such issue.

1.	Series No.:	882

2.	Aggregate Principal Amount:	U.S.$2,000,000,000

3.	Issue Price:	U.S.$1,998,880,000 which is 99.944 percent of the Aggregate Principal Amount

4.	Issue Date:	September 13, 2023

5.	Form of Notes (Condition 1(a)):	Book-entry only (not exchangeable for Definitive Fed Registered Notes, Conditions 1(a) and 2(b) notwithstanding)

6.	Authorized Denomination(s) (Condition 1(b)):	U.S.$1,000 and integral multiples thereof

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 882

U.S.$2,000,000,000 4.500 percent Notes due September 13, 2033

7.	Specified Currency (Condition 1(d)):	United States Dollars (U.S.$) being the lawful currency of the United States of America

8.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	U.S.$

9.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	U.S.$

10.	Maturity Date (Condition 6(a); Fixed Interest Rate and Zero Coupon):	September 13, 2033

11.	Interest Basis (Condition 5):	Fixed Interest Rate (Condition 5(I))

12.	Interest Commencement Date (Condition 5(III)):	Issue Date (September 13, 2023)

13.	Fixed Interest Rate (Condition 5(I)):

	(a) Interest Rate:	4.500 percent per annum

(b) Fixed Rate Interest Payment Date(s):

Semi-annually in arrear on March 13 and September 13 in each year, commencing on March 13, 2024 up to and including the Maturity Date.

Each Fixed Rate Interest Payment Date is subject to the Business Day Convention, but with no adjustment to the amount of interest otherwise calculated.

	(c) Business Day Convention:	Following Business Day Convention

	(d) Fixed Rate Day Count Fraction(s):	30/360

14.	Relevant Financial Center:	New York

15.	Relevant Business Day:	New York

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 882

U.S.$2,000,000,000 4.500 percent Notes due September 13, 2033

16.	Issuer’s Optional Redemption (Condition 6(e)):	No

17.	Redemption at the Option of the Noteholders (Condition 6(f)):	No

18.	Governing Law:	New York

Other Relevant Terms

1.	Listing:	Application has been made for the Notes to be admitted to the Official List of the Financial Conduct Authority and to trading on the London Stock Exchange plc’s UK Regulated Market

2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	Federal Reserve Bank of New York; Euroclear Bank SA/NV; Clearstream Banking S.A.

3.	Syndicated:	Yes

4.	If Syndicated:

	(a) Liability:	Several

	(b) Lead Managers:	Citigroup Global Markets Limited RBC Capital Markets, LLC The Toronto-Dominion Bank Wells Fargo Securities, LLC

5.	Commissions and Concessions:	0.175 percent of the Aggregate Principal Amount

6.	Estimated Total Expenses:	The Lead Managers have agreed to pay for all material expenses related to the issuance of the Notes, except the Issuer will pay for the London Stock Exchange listing fees, if applicable.

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 882

U.S.$2,000,000,000 4.500 percent Notes due September 13, 2033

7.	Codes:

	(a) Common Code:	268220330

	(b) ISIN:	US4581X0EL86

	(c) CUSIP:	4581X0EL8

8.	Identity of Managers:

Citigroup Global Markets Limited

RBC Capital Markets, LLC

The Toronto-Dominion Bank

Wells Fargo Securities, LLC

Barclays Bank PLC

BNP Paribas

Deutsche Bank AG, London Branch

HSBC Bank plc

J.P. Morgan Securities plc

Merrill Lynch International

Morgan Stanley & Co. International plc

NatWest Markets Plc, London

Nomura International plc

The Bank of Nova Scotia, London Branch

9.	Selling Restrictions:

	(a) United States:	Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

	(b) United Kingdom:	Each of the Managers represents and agrees that (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 882

U.S.$2,000,000,000 4.500 percent Notes due September 13, 2033

21(1) of the FSMA does not apply to the Bank, and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to such Notes in, from or otherwise involving the UK.

(c) Singapore:	In the case of the Notes being offered into Singapore in a primary or subsequent distribution, and solely for the purposes of its obligations pursuant to Section 309B of the Securities and Futures Act (Chapter 289) of Singapore (the “SFA”), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

(d) General:	No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, each of the Managers agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 882

U.S.$2,000,000,000 4.500 percent Notes due September 13, 2033

General Information

Additional Information Regarding the Notes

1.	Matters relating to UK MiFIR

The Bank does not fall under the scope of application of the UK MiFIR regime. Consequently, the Bank does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of UK MiFIR.

UK MiFIR product governance / Retail investors, professional investors and ECPs target market

Solely for the purposes of each UK manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is retail clients, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the EUWA, eligible counterparties, as defined in COBS, and professional clients, as defined in UK MiFIR; and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the UK manufacturers’ target market assessment; however, a distributor subject to the UK MiFIR Product Governance Rules is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the UK manufacturers’ target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, (i) the expression “UK manufacturers” means Citigroup Global Markets Limited and The Toronto-Dominion Bank, (ii) the expression “COBS” means the FCA Handbook Conduct of Business Sourcebook, (iii) the expression “UK MiFIR” means Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA and (iv) the expression “UK MiFIR Product Governance Rules” means the FCA Handbook Product Intervention and Product Governance Sourcebook.

INTER-AMERICAN DEVELOPMENT BANK

By:	/s/ Gustavo Alberto De Rosa
Name:	Gustavo Alberto De Rosa
Title:	Vice President for Finance and Administration & Chief Financial Officer and General Manager, Finance Department

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 882

U.S.$2,000,000,000 4.500 percent Notes due September 13, 2033

Exhibit C

EXECUTION VERSION

TERMS AGREEMENT NO. 882 UNDER

THE PROGRAM

September 11, 2023

Inter-American Development Bank

1300 New York Avenue, N.W.

Washington, D.C. 20577

The undersigned agree to purchase from you (the “Bank”) the Bank’s U.S.$2,000,000,000 4.500 percent Notes due September 13, 2033 (the “Notes”) described in the Pricing Supplement related thereto, dated as of the date hereof (the “Pricing Supplement”), at 9:00 a.m. New York time on September 13, 2023 (the “Settlement Date”), at an aggregate purchase price of U.S.$1,995,380,000, calculated as set forth below, on the terms set forth herein and in the Standard Provisions, dated as of June 1, 2021, relating to the issuance of Notes by the Bank (the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein and the term “Time of Sale” refers to September 6, 2023, 11:33 a.m. New York time. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

The obligation of each of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank’s representations and warranties contained in the Standard Provisions and to the Bank’s performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms

Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1.

The Bank agrees that it will issue the Notes and the Managers named below severally and not jointly agree to purchase the Notes at the aggregate purchase price specified above, calculated as follows: the issue price of 99.944 percent of the aggregate principal amount (U.S.$1,998,880,000) less a combined management and underwriting commission and selling concession of 0.175 percent of the aggregate principal amount (U.S.$3,500,000). For the avoidance of doubt, the Managers’ aggregate purchase price after the above adjustment is U.S.$1,995,380,000.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
(U.S.$)
Citigroup Global Markets Limited	450,000,000
RBC Capital Markets, LLC	450,000,000
The Toronto-Dominion Bank	450,000,000
Wells Fargo Securities, LLC	450,000,000

Barclays Bank PLC	20,000,000
BNP Paribas	20,000,000
Deutsche Bank AG, London Branch	20,000,000
HSBC Bank plc	20,000,000
J.P. Morgan Securities plc	20,000,000
Merrill Lynch International	20,000,000
Morgan Stanley & Co. International plc	20,000,000
NatWest Markets Plc, London	20,000,000
Nomura International plc	20,000,000
The Bank of Nova Scotia, London Branch	20,000,000

Total:	2,000,000,000

2.

Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book-entry form from ABA No. 021080562 IADB ACCOUNT/7010 to the following account at the Federal Reserve Bank of New York: ABA No. 021000018 BK OF NYC/TDGlobal; and payment for the Notes shall be effected by transfer of the purchase price in immediately available funds to the Bank’s account: ABA No. 021080562.

3.

The Bank hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the undersigned shall be vested, solely with respect to this issue of

Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the undersigned acknowledges having received copies of the following documents which it has requested:

•	a copy of the Prospectus and each of the Fed Fiscal Agency Agreement and the Global Agency Agreement, duly executed by the parties thereto; and

•	a copy of each of the most recently delivered documents referred to in Section 6(a) (other than the letter referred to in Section 6(a)(vi)) or 6(b), as applicable, of the Standard Provisions.

4.

In consideration of the Bank appointing each of the undersigned as a Dealer solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5.

Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of each of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank

1300 New York Avenue, N.W.

Washington, D.C. 20577

Attention:      Finance Department,

Cash Management and Settlements Group

Email:           FIN_CMO@iadb.org

Telephone: 202-623-3131

FOR THE MANAGERS:

c/o The Toronto-Dominion Bank

60 Threadneedle Street,

London EC2R 8AP,

United Kingdom

Attention: Head of Syndicate & Origination

Email: transactionadvisorygroup@tdsecurities.com

Telephone: +44 20 7628 2262

6.

If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms Agreement, Managers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the principal amount of the Notes for which the non-defaulting Managers were originally committed; provided, however, that if the aggregate principal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, the non-defaulting Managers shall be entitled to terminate this Terms Agreement without any liability on the part of any non-defaulting Managers. Nothing herein will relieve a defaulting Manager from liability for its default.

7.	To complement the selling restrictions contained in exhibit D to the Standard Provisions, each of the undersigned hereby:

(i) Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, each of the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii) Represents and agrees that (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Bank, and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(iii) Acknowledges that: In the case of the Notes being offered into Singapore in a primary or subsequent distribution, and solely for the purposes of its obligations pursuant to Section 309B of the Securities and Futures Act (Chapter 289) of Singapore (the “SFA”), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

8.

The undersigned and the Bank acknowledge that the Bank does not fall under the scope of application of the UK MiFIR regime. Consequently, the Bank does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of UK MiFIR.

Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) regarding the mutual responsibilities of manufacturers under the UK MiFIR Product Governance Rules:

(i) each of Citigroup Global Markets Limited and The Toronto-Dominion Bank (each a “UK Manufacturer” and together the “UK Manufacturers”) acknowledges to each other UK Manufacturer that it understands the responsibilities conferred upon it under the UK MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement and any other announcements in connection with the Notes; and

(ii) the other Managers note the application of the UK MiFIR Product Governance Rules and acknowledge the target market and distribution channels identified as applying to the Notes by the UK Manufacturers and the related information set out in the Pricing Supplement and any other announcements in connection with the Notes.

For the purposes of this provision, the expression “UK MiFIR” means Regulation (EU) No 600/2014 as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018.

For the avoidance of doubt, nothing in this Terms Agreement or any other agreements, arrangements, or understanding between the undersigned and the Bank shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank or its employees under the Agreement Establishing the Inter-American Development Bank, international law or other applicable law.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

CITIGROUP GLOBAL MARKETS LIMITED

By:	/s/ Camille Hamill
	Name:	Camille Hamill
	Title:	Delegated Signatory

RBC CAPITAL MARKETS, LLC

By:	/s/ Scott G. Primrose
	Name:	Scott G. Primrose
	Title:	Authorized Signatory

THE TORONTO-DOMINION BANK

By:	/s/ Frances Watson
	Name:	Frances Watson
	Title:	Director, Transaction Management Group

WELLS FARGO SECURITIES, LLC

By:	/s/ Barbara Garafalo
	Name:	Barbara Garafalo
	Title:	Director

BARCLAYS BANK PLC

By:	/s/ Mirette Grant
	Name:	Mirette Grant
	Title:	Authorised signatory

BNP PARIBAS

By:	/s/ Chiara Picarelli
	Name:	Chiara Picarelli
	Title:	AUTHORISED SIGNATORY

By:	/s/ Vikas Katyal
	Name:	Vikas Katyal
	Title:	AUTHORISED SIGNATORY

DEUTSCHE BANK AG, LONDON BRANCH

By:	/s/ Katrin Wehle
	Name:	Katrin Wehle
	Title:	Managing Director

By:	/s/ Mark Oulds
	Name:	Mark Oulds
	Title:	Director

HSBC BANK PLC

By:	/s/ Prateek Karamchandani
	Name:	Prateek Karamchandani
	Title:	Senior Legal Counsel

J.P. MORGAN SECURITIES PLC

By:	/s/ Assiya Khan
	Name:	Assiya Khan
	Title:	Vice President

MERRILL LYNCH INTERNATIONAL

By:	/s/ Kamini Sumra
	Name:	Kamini Sumra
	Title:	Authorised Signatory

MORGAN STANLEY & CO. INTERNATIONAL PLC

By:	/s/ Rachel Holdstock
	Name:	Rachel Holdstock
	Title:	Executive Director

NATWEST MARKETS PLC, LONDON

By:	/s/ S. Kazi
	Name:	S. Kazi
	Title:	Authorised Signatory

NOMURA INTERNATIONAL, PLC

By:	/s/ Guy Luscombe
	Name:	Guy Luscombe
	Title:	Duly Authorised Signatory

THE BANK OF NOVA SCOTIA, LONDON BRANCH

By:	/s/ James Walter
	Name:	James Walter
	Title:	Head of Legal, Europe

By:	/s/ Cesare Roselli
	Name:	Cesare Roselli
	Title:	Managing Director

(the foregoing signatories, collectively, the “Managers”)

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By:	/s/ Gustavo Alberto De Rosa
	Name:	Gustavo Alberto De Rosa
	Title:	Vice President for Finance and Administration & Chief Financial Officer and General Manager, Finance Department